UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DYNAVOX INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

26817F104

(CUSIP Number)

Lorne Smith, Esq., New York Life Capital Partners
51 Madison Avenue, 16th Floor, New York, New York 10010
(212) 576-6071

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 26817F104	Page 2 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Life Capital Partners, L.P. I.R.S. #13-4091045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 783,158 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 783,158 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,158 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%
14	TYPE OF REPORTING PERSON* PN

Cusip No. 26817F104	Page 3 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Life Capital Partners, L.L.C. I.R.S. #13-4079585
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,158 shares of Class A common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 783,158 shares of Class A common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,158 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%
14	TYPE OF REPORTING PERSON* OO

Cusip No. 26817F104	Page 4 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Life Investment Management Mezzanine Partners, LP I.R.S. #02-0635235
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,280 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,280 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,280 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.90%
14	TYPE OF REPORTING PERSON* PN

Cusip No. 26817F104	Page 5 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NYLIM Mezzanine Partners Parallel Fund, LP I.R.S. #86-1072833
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,278 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,278 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,278 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%
14	TYPE OF REPORTING PERSON* PN

Cusip No. 26817F104	Page 6 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NYLIM Mezzanine GenPar, LP I.R.S. #02-0635230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,558 shares of Class A common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,558 shares of Class A common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,558 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.24%
14	TYPE OF REPORTING PERSON* PN

Cusip No. 26817F104	Page 7 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NYLIM Mezzanine GenPar GP, LLC I.R.S. #02-0635227
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,558 shares of Class A common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,558 shares of Class A common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,558 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.24%
14	TYPE OF REPORTING PERSON* OO

Cusip No. 26817F104	Page 8 of 27 Pages

11
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NYLCAP Manager LLC, as investment manager of New York Life Capital Partners, L.P., New York Life Investment Management Mezzanine Partners, LP, and NYLIM Mezzanine Partners Parallel Fund, LP
I.R.S. #13-4091043

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,158 shares of Class A common stock
	8	SHARED VOTING POWER 450,558 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 783,158 shares of Class A common stock
	10	SHARED DISPOSITIVE POWER 450,558 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,716 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON* IA, OO

Cusip No. 26817F104	Page 9 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Life Investment Management Holdings LLC I.R.S. #52-2206682
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,504 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,504 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,504 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%
14	TYPE OF REPORTING PERSON* HC, OO

Cusip No. 26817F104	Page 10 of 27 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Life Insurance Company I.R.S. #13-5582869
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,504 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,504 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,504 shares of Class A common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%
14	TYPE OF REPORTING PERSON* IC

Cusip No. 26817F104	Page 11 of 27 Pages

Item 1.    Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of DynaVox Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

Item 2.    Identity and Background

This Schedule 13D is being filed on behalf of (i) New York Life Capital Partners, L.P., a Delaware limited partnership (“NYLCAP”); (ii) New York Life Capital Partners, L.L.C., a Delaware limited liability company which is the general partner of NYLCAP (“NYLCAP GP”); (iii) New York Life Investment Management Mezzanine Partners, LP, a Delaware limited partnership (“NYL Mezz Main”); (iv) NYLIM Mezzanine Partners Parallel Fund, LP, a Delaware limited partnership (“NYL Mezz Parallel”); (v) NYLIM Mezzanine GenPar, LP, a Delaware limited partnership and the general partner of each of  NYL Mezz Main and NYL Mezz Parallel (“NYL Mezz GP”); (vi) NYLIM Mezzanine GenPar GP, LLC, a Delaware limited liability company which is the general partner of NYL Mezz GP (“Mezz GP of GP”); (vii) NYLCAP Manager LLC (“NYLCAP Manager”), a Delaware limited liability company which is the investment manager of NYLCAP, NYL Mezz Main and NYL Mezz Parallel and is a wholly-owned subsidiary of NYLIMH (defined below); (viii) New York Life Investment Management Holdings LLC, a Delaware limited liability company (“NYLIMH”), which is a wholly-owned subsidiary of NYLIC (defined below), and (ix) New York Life Insurance Company, a New York mutual insurance company (“NYLIC”).  NYLCAP, NYLCAP GP, NYL Mezz Main, NYL Mezz Parallel, NYL Mezz GP, Mezz GP of GP, NYLCAP Manager, NYLIMH and NYLIC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons have entered into that certain Joint Filing Agreement, dated as of March 7, 2011 (the “Joint Filing Agreement”), whereby the Reporting Persons each agreed to file this Statement and any amendments hereto jointly with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d-1(k)(1) under the Exchange Act.  The Joint Filing Agreement is attached hereto as Schedule A.

Attached as Schedule B hereto is certain information concerning the executive officers and directors of the Reporting Persons.

NYLCAP is a limited partnership investing primarily in leveraged buyouts and other similar transactions involving equity and short-term debt. NYLCAP GP, a wholly-owned subsidiary of NYLCAP Manager, is the general partner of NYLCAP, and may be deemed to be the beneficial owner of 783,158 shares of Common Stock beneficially owned by NYLCAP.

Each of NYL Mezz Main and NYL Mezz Parallel is a limited partnership investing primarily in privately placed, unrated, non-investment grade subordinated debt and other mezzanine securities.  NYL Mezz GP is the general partner of each of NYL Mezz Main and NYL Mezz Parallel.  Mezz GP of GP, a wholly-owned subsidiary of NYLCAP Manager, is the general partner of NYL Mezz GP.

NYLCAP Manager, a wholly-owned subsidiary of NYLIMH, is a registered investment adviser and acts as investment manager of each of NYLCAP, NYL Mezz Main and NYL Mezz Parallel

Cusip No. 26817F104	Page 12 of 27 Pages

and may be deemed to be the beneficial owner of 1,233,716 shares of Common Stock beneficially owned by each of NYLCAP, NYL Mezz Main and NYL Mezz Parallel.  NYLIMH, a wholly-owned subsidiary of NYLIC, is an investment management holding company and NYLIC engages in providing a wide variety of insurance and other investment products and services.

Each of NYLCAP, NYLCAP GP, NYL Mezz Main, NYL Mezz Parallel, NYL MezzGP, Mezz GP of GP, NYLCAP Manager, NYLIMH and NYLIC has its principal executive offices at 51 Madison Avenue, New York, New York 10010.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the  Reporting Persons, any of the persons listed on Schedule B, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons own 1,233,716 units of DynaVox Systems Holdings LLC (“DynaVox Holdings”).  These units were received in a reclassification of the outstanding limited liability company interests of DynaVox Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in April 2010 (the “Exchange Agreement”), NYLCAP, NYL Mezz Main, and NYL Mezz Parallel (and certain permitted transferees) may, from and after April 27, 2011 (subject to the terms of the Exchange Agreement), exchange their units of DynaVox Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  As a holder exchanges its units of DynaVox Holdings, the Issuer’s interest in DynaVox Holdings will be correspondingly increased.  The foregoing summary of the Exchange Agreement is not complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is attached hereto as Exhibit 1.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein on February 26, 2011, which is 60 days prior to April 27, 2011.

Item 4.    Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the units of DynaVox Holdings (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Cusip No. 26817F104	Page 13 of 27 Pages

Except as otherwise described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule B to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the matters listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

The ownership percentages set forth below are based on 9,383,335 shares of the Issuer’s Class A Common Stock outstanding as of February 1, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2011.

(a) As a result of the Exchange Agreement: (i) each of NYLIC and NYLIMH may be deemed to beneficially own 1,236,504 shares of Class A Common Stock for its own account, representing 11.65% of the total number of shares of Class A Common Stock outstanding; (ii) NYLCAP Manager may be deemed to beneficially own 1,233,716 shares of Class A Common Stock for its own account, representing 11.62% of the total number of shares of Class A Common Stock outstanding; (iii) each of NYL Mezz GP and Mezz GP of GP may be deemed to beneficially own 450,558 shares of Class A Common Stock for its own account, representing 4.24% of the total number of shares of Class A Common Stock outstanding; (iv) NYL Mezz Parallel may be deemed to beneficially own 142,278 shares of Class A Common Stock for its own account, representing 1.34% of the total number of shares of Class A Common Stock outstanding; (v) NYL Mezz Main may be deemed to beneficially own 308,280 shares of Class A Common Stock for its own account, representing 2.90% of the total number of shares of Class A Common Stock outstanding; and (vi) each of NYLCAP and NYLCAP GP may be deemed to beneficially own 783,158 shares of Class A Common Stock for its own account, representing 7.38% of the total number of shares of Class A Common Stock outstanding.

NYLCAP, NYL Mezz Main, NYL Mezz Parallel, Vestar Capital Partners IV, L.P., VCD Investors LLC, Park Avenue Equity Partners, L.P., and certain other securityholders of the Issuer have entered into an Amended and Restated Securityholders Agreement as described in Item 6 hereof.  To the best of the Reporting Persons’ knowledge, as of the date hereof, the group formed thereby may be deemed to beneficially own an aggregate of 17,868,854 shares of Class A Common Stock (based upon the group’s aggregate holdings of 17,607,904 units of DynaVox Holdings, an aggregate of 27,500 shares of Class A Common Stock held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement, and an aggregate of 233,450 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement), or 65.6% of the Issuer’s outstanding shares of Class A Common Stock (assuming the exchange of the group’s aggregate holdings of 17,607,904 units for Class A Common Stock and the issuance of 233,450 shares of Class A Stock upon the exercise of options of the Issuer held by executive officers of the Issuers who are parties to the Amended and Restated Securityholders Agreement).

Cusip No. 26817F104	Page 14 of 27 Pages

(b) Each of NYLCAP GP, NYL Mezz GP, and Mezz GP of GP has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns.  Each of NYLCAP, NYL Mezz Main, NYL Mezz Parallel, NYLIMH, and NYLIC has and will have the shared power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns.  NYLCAP Manager has and will have the sole power to vote and dispose of 783,158 shares of Class A Common Stock that it beneficially owns and the shared power to vote and dispose of 450,558 shares of Class A Common Stock that it beneficially owns.

(c) To the best knowledge of the Reporting Persons, neither the Reporting Person nor the individuals named in Schedule B to this Schedule 13D has effected a transaction in units of DynaVox Holdings or shares of Class A Common Stock during the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of NYLCAP, NYL Mezz Main, and NYL Mezz Parallel hold one share of Class B common stock (the “Class B Common Stock”) of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in DynaVox Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are not complete and are qualified in their entirety by reference to the full text of the Exchange Agreement, the Registration Rights Agreement and the Amended and Restated Securityholders Agreement, copies of which are attached as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

Each of NYLCAP, NYL Mezz Main, and NYL Mezz Parallel are parties to a Registration Rights Agreement entered into in April 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of DynaVox Holdings for shares of Class A Common Stock by the Reporting Persons and the other parties to the agreement.  In addition, Vestar Capital Partners and its affiliates (“Vestar”) have the right to request six times that the Issuer registers the sale of shares of Class A Common Stock held by them and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback

Cusip No. 26817F104	Page 15 of 27 Pages

registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT

Each of NYLCAP, NYL Mezz Main, and NYL Mezz Parallel are parties to an Amended and Restated Securityholders Agreement entered into in April 2010.  The Amended and Restated Securityholders Agreement includes, until such time as the securityholders party to such agreement cease to own at least 25% of the total voting power of the Issuer, a voting agreement pursuant to which such securityholders have agreed to vote their shares to elect the Chief Executive Officer as a director of the Issuer and, for so long as Vestar holds at least 10% of the Issuer’s total voting power, all of the remaining directors of the Issuer as designated by Vestar.  The Amended and Restated Securityholders Agreement further prescribes a minimum number of five directors of the Issuer. The Amended and Restated Securityholders Agreement further provides that the securityholders shall vote their shares as directed by Vestar with respect to the approval of any amendment(s) to the organizational documents of the Issuer or DynaVox Holdings or a change in control transaction of the Issuer or DynaVox Holdings.

Under the Amended and Restated Securityholders Agreement, the Issuer or DynaVox Holdings is required to provide to each securityholder intending to qualify as a “venture capital operating company” within the meaning of 29 C.F.R. §2510.3-101(d) and holding 5% of the total voting power of the Issuer, certain inspection, information and consultation rights, subject to certain limitations.

The Amended and Restated Securityholders Agreement also provides the other investors party to the agreement with “tag-along” rights in connection with certain transfers of stock of the Issuer or units of DynaVox Holdings by Vestar and provides Vestar with “take-along” rights, to require such other investors to consent to a proposed sale of DynaVox Holdings initiated by Vestar.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Class A Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1.
Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.
Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

Cusip No. 26817F104	Page 16 of 27 Pages

3.
Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

Cusip No. 26817F104	Page 17 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2011	NEW YORK LIFE CAPITAL PARTNERS, L.P.

	By:	NYLCAP Manager LLC, its Investment Manager

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NEW YORK LIFE CAPITAL PARTNERS, L.L.C.

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLCAP MANAGER LLC

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NEW YORK LIFE INVESTMENT MANAGEMENT HOLDINGS LLC

	By:	/s/ Yie-Hsin Hung
Yie-Hsin Hung Senior Managing Director

Date: March 7, 2011	NEW YORK LIFE INSURANCE COMPANY

	By:	/s/ William Y. Cheng
William Y. Cheng Vice President

Date: March 7, 2011	NEW YORK LIFE INVESTMENT MANAGEMENT MEZZANINE PARTNERS, LP

	By:	NYLIM Mezzanine GenPar, LP, its General Partner
	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE PARTNERS PARALLEL FUND, LP

	By:	NYLIM Mezzanine GenPar, LP, its General Partner
	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE GENPAR, LP

	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE GENPAR GP, LLC

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Cusip No. 26817F104	Page 18 of 27 Pages

SCHEDULE A

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto signed by each of the undersigned) relating to the Common Stock of Dynavox Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: March 7, 2011	NEW YORK LIFE CAPITAL PARTNERS, L.P.

	By:	NYLCAP Manager LLC, its Investment Manager

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NEW YORK LIFE CAPITAL PARTNERS, L.L.C.

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLCAP MANAGER LLC

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NEW YORK LIFE INVESTMENT MANAGEMENT HOLDINGS LLC

	By:	/s/ Yie-Hsin Hung
Yie-Hsin Hung Senior Managing Director

Date: March 7, 2011	NEW YORK LIFE INSURANCE COMPANY

	By:	/s/ William Y. Cheng
William Y. Cheng Vice President

Date: March 7, 2011	NEW YORK LIFE INVESTMENT MANAGEMENT MEZZANINE PARTNERS, LP

	By:	NYLIM Mezzanine GenPar, LP, its General Partner
	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE PARTNERS PARALLEL FUND, LP

	By:	NYLIM Mezzanine GenPar, LP, its General Partner
	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE GENPAR, LP

	By:	NYLIM Mezzanine GenPar GP, LLC, its General Partner

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Date: March 7, 2011	NYLIM MEZZANINE GENPAR GP, LLC

	By:	/s/ Robert M. Barrack
Robert M. Barrack Chief Operating Officer

Cusip No. 26817F104	Page 19 of 27 Pages

SCHEDULE B
CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF
CERTAIN REPORTING PERSONS

New York Life Capital Partners, L.L.C.

The business address of each of the persons listed below is 51 Madison Avenue 16th Floor, New York, NY 10010.

Executive Officer	Present Principal Occupation

Thomas Haubenstricker	Chief Executive Officer
John Schumacher	Chairman
Robert Barrack	Chief Operating Officer
Steven Benevento	Executive Vice President
James Barker, V	Executive Vice President
Amanda Parness	Executive Vice President
Susan Ruskin	Executive Vice President

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 20 of 27 Pages

NYLIM Mezzanine GenPar, LP

The business address of each of the persons listed below is 51 Madison Avenue 16th Floor, New York, NY 10010.

Executive Officer	Present Principal Occupation

Thomas Haubenstricker	Chief Executive Officer
John Schumacher	Chairman
Robert Barrack	Chief Operating Officer
Steven Benevento	Executive Vice President
James Barker, V	Executive Vice President
Amanda Parness	Executive Vice President
Susan Ruskin	Executive Vice President

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 21 of 27 Pages

NYLIM Mezzanine GenPar GP, LLC

The business address of each of the persons listed below is 51 Madison Avenue 16th Floor, New York, NY 10010.

Executive Officer	Present Principal Occupation

Thomas Haubenstricker	Chief Executive Officer
John Schumacher	Chairman
Robert Barrack	Chief Operating Officer
Steven Benevento	Executive Vice President
James Barker, V	Executive Vice President
Amanda Parness	Executive Vice President
Susan Ruskin	Executive Vice President

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 22 of 27 Pages

NYLCAP Manager LLC

The business address of each of the persons listed below is 51 Madison Avenue 16th Floor, New York, NY 10010.

Executive Officer	Present Principal Occupation

Thomas Haubenstricker	Chief Executive Officer
John Schumacher	Chairman
Steven Benevento	Executive Vice President
Robert Barrack	Chief Operating Officer
James Barker, V	Executive Vice President
Amanda Parness	Executive Vice President
Susan Ruskin	Executive Vice President
Alan Weinfeld	Executive Vice President
Nancy Scotton	Chief Financial Officer

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 23 of 27 Pages

New York Life Investment Management Holdings LLC

The names, business addresses and principal occupations of the Executive Officers of New York Life Investment Management Holdings LLC are as follows:

Executive Officer	Business Address	Present Principal Occupation

John Kim	51 Madison Avenue NY, NY 10010	Chairman and Chief Executive Officer
Frank Ollari	51 Madison Avenue NY, NY 10010	Executive Vice President
Michael Oliviero	51 Madison Avenue NY, NY 10010	First Vice President – Tax
Sara Badler	51 Madison Avenue NY, NY 10010	Senior Managing Director and Chief Legal and Compliance Officer
Allan Dowiak	169 Lackawanna Avenue Parssippany, NJ 07054	Senior Managing Director and Head of Human Resources
John Grady	51 Madison Avenue NY, NY 10010	Senior Managing Director and Chief Financial Officer
Yie-Hsin Hung	51 Madison Avenue NY, NY 10010	Senior Managing Director and Head of Alternative Scale Business
Drew Lawton	51 Madison Avenue NY, NY 10010	Senior Managing Director and Head of Traditional Scale Business
Andrew Malloy	51 Madison Avenue NY, NY 10010	Senior Managing Director
George Shively	51 Madison Avenue NY, NY 10010	Senior Managing Director, General Counsel and Secretary
Julia Warren	169 Lackawanna Avenue Parssippany, NJ 07054	Senior Managing Director and Chief Risk Officer
Daniel Andriola	169 Lackawanna Avenue Parssippany, NJ 07054	Managing Director and Controller
Albert Leier	169 Lackawanna Avenue Parssippany, NJ 07054	Treasurer

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 24 of 27 Pages

New York Life Insurance Company

The business address of each of the persons listed below is 51 Madison Avenue New York, NY 10010.

Executive Officer	Present Principal Occupation

Theodore Mathas	Chairman of the Board, President and Chief Executive Officer
John Kim	Chief Investment Officer
Christopher Blunt	Executive Vice President & Chief Administrative Officer
Frank Boccio	Executive Vice President & Chief Administrative Officer
Sheila Davidson	Executive Vice President, Chief Legal Officer & General Counsel
Richard Mucci	Executive Vice President
Yie-Hsin Hung	Senior Managing Director and Head of Alternative Scale Business
Mark Pfaff	Executive Vice President, Chief Legal Officer & General Counsel
Michael Sproule	Executive Vice President & Chief Financial Officer
Solomon Goldfinger	Senior Vice President & Senior Advisor to the President & Chief Executive Officer
George Nichols III	Senior Vice President in Charge of the Office of Governmental Affairs
Paul Pasteris	Senior Vice President & Chief Operating Officer for U.S. Life Insurance
Barry Schub	Senior Vice President & Chief Human Resources Officer
Eileen Slevin	Senior Vice President & Chief Information Officer
Susan Thrope	Senior Vice President, Deputy General Counsel & Secretary

Citizenship of All Executive Officers

U.S.A.

Cusip No. 26817F104	Page 25 of 27 Pages

New York Life Insurance Company

The names and principal occupations of the Directors of New York Life Insurance Company are as follows.  The business address of each of the persons listed below is 51 Madison Avenue New York, NY 10010.  Each of the Directors, other than Christina Gold, is a citizen of the United States of America.  Christina Gold is a citizen of Canada.

Director	Present Principal Occupation

Betty Alewine
Retired Chief Executive Officer of COMSAT Corporation.  Mrs. Alewine is the Chair of the Board’s Audit Committee, and it’s a member of the Corporate Organization & Compensation and Governance Committees.

Robert Baylis	Retired Vice Chairman of CS First Boston. Mr. Baylis is the Chair of the Board’s Audit and Investment Committee, and is a member of the Corporate Organization & Compensation and Governance Committee.
Ralph de la Vega	President and Chief Executive Officer of AT&T Mobility & Consumer Markets. Mr. de la Vega is a member of the Board’s Audit and Insurance & Operations Committees.
Mark Feidler
Founding partner of MSouth Equity Partners and the former President and Chief Operating Officer (and former Director) of BellSouth Corporation.  Mr. Feidler is the Chair of the Board’s Governance Committee, and is a member of the Corporate Organization & Compensation and Investment Committees.

Kent Foster	Former Chairman and Chief Executive Officer of Ingram Micro Inc. Mr. Foster is a member of the Board’s Governance and Investment Committees.
Christina Gold
Retired President and Chief Executive Officer (and former Director) of The Western Union Company.  Mrs. Gold is the Chair of the Board’s Insurance & Operations Committee, and a member of the Audit and Corporate Organization & Compensation Committees.

Conrad Harper
Served as Director from 1992 to 1993 and rejoined the Board as Director in 1996.  During his absence, Mr. Harper serves as Legal Advisor of the U.S. Department of State.  Mr. Harper is a retired partner of Simpson Thacher & Bartlett LLP, a New York law firm.  He is a member of the Board’s Governance and Investment Committees.

Theodore Mathas	Chairman, President and Chief Executive Officer of New York Life Insurance Company.
S. Thomas Moser	Retired Vice Chairman of KPMG LLP, the U.S. member firm of KPMG International. Mr. Moser is a member of the Board’s Audit and Insurance & Operations Committees.
Joseph Prueher
Former U.S. Ambassador to the People’s Republic of China and Admiral, U.S. Navy (Retired), currently, the James R. Schlesnger Distinguished Professor at the University of Virginia.  Admiral Prueher is the Chair of the Board’s Corporate Organization & Compensation Committee, and is a member of the Governance Committee.

Thomas Schievelbein
Former President of Northrop Grumman Newport News.  Mr. Schievelbein is the Lead Director, and is a member of the Board’s Audit, Corporate Organization & Compensation, Insurance & Operations and Investment Committees.

Cusip No. 26817F104	Page 26 of 27 Pages

William Walter	Retired Chairman, President and Chief Executive Officer of PMC Corporation. Mr. Walter is a member of the Board’s Insurance & Operations and Investment Committees.

Cusip No. 26817F104	Page 27 of 27 Pages

EXHIBIT INDEX

1.
Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.
Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.
Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).